May 2017

Pricing Sheet dated May 26, 2017 relating to

Preliminary Terms No. 1,566 dated May 24, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Trigger PLUS Based on the Value of an Equally Weighted Basket Composed of the Russell 2000® Index and the S&P 500® Index due May 29, 2020

Trigger Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – MAY 26, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	May 29, 2020
Original issue price:	$10 per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	May 26, 2017
Original issue date:	June 1, 2017 (3 business days after the pricing date)
Aggregate principal amount:	$2,665,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Russell 2000® Index (the “RTY Index”)	RTY	50%	1,382.244	0.036173064
	S&P 500® Index (the “SPX Index”)	SPX	50%	2,415.82	0.020696906
	We refer to each of the RTY Index and the SPX Index as an underlying index and, together, as the underlying indices.
Payment at maturity (per Trigger PLUS):	• If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
• If the final basket value is less than or equal to the initial basket value but is greater than or equal to the trigger level: $10

•    If the final basket value is less than the trigger level: $10 × the basket performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 25%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	200%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	$12.875 per Trigger PLUS (128.75% of the stated principal amount)
Trigger level:	75, which is 75% of the initial basket value
Initial basket value:	100, which is equal to the sum of the products of the initial basket component value of each basket component, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for such basket component, each of which was determined on the pricing date.
Final basket value:	The basket closing value on the valuation date.
Valuation date:	May 26, 2020, subject to postponement for non-index business days and certain market disruption events.
Basket closing value:	The basket closing value on any day is the sum of the products of the basket component closing value of each basket component and the applicable multiplier for such basket component on such date.
Basket component closing value:	In the case of each underlying index, the index closing value as published by the index publisher.
Multiplier:	The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value. Each multiplier will remain constant for the term of the Trigger PLUS. See “Basket—Multiplier” above.
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61766W659 / US61766W6599
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.601 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per Trigger PLUS	$10	$0.25(1)	$9.70
$0.05(2)
Total	$2,665,000	$79,950	$2,585,050

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.20 for each Trigger PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Trigger PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Trigger PLUS are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

The “Russell 2000® Index” is a trademark of Russell Investment. The Trigger PLUS are not sponsored, endorsed, sold or promoted by FTSE Russell, and FTSE Russell makes no representation regarding the advisability of investing in the Trigger PLUS.

Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. The Trigger PLUS are not sponsored, endorsed, sold or promoted by Standard and Poor’s Financial Services LLC, and Standard and Poor’s Financial Services LLC makes no representation regarding the advisability of investing in the Trigger PLUS.

Preliminary Terms No.1,566 dated May 24, 2017

Product Supplement for PLUS dated February 29, 2016	Index Supplement dated January 30, 2017	Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.